

Mail Stop 4546

November 15, 2016

Warren Lau
Chief Executive and Chief Financial Officer
Nexus BioPharma, Inc.
8 Hillside Ave, Suite 108
Montclair, NJ 07042

      Re: Nexus BioPharma, Inc.
              Preliminary Proxy Statement on Schedule 14A
              Filed October 13, 2016
              File No. 000-53207

Dear Mr. Lau:

      We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                    Sincerely,

                    /s/ Mary Beth Breslin for

                    Suzanne Hayes
                    Assistant Director
                    Office of Healthcare and Insurance